SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          AMENDMENT TO
                          SCHEDULE 13D
             Under the Securities Exchange Act of 1934


                   WORLDWIDE GOLF RESOURCES, INC.
                   ------------------------------
                         (Name of Issuer)


                           COMMON STOCK
                           ------------
                 (Title of Class of Securities)

                            981595-10-1
                            -----------
                           (CUSIP Number)

                  Gary D. Lipson, as Receiver of
            LSI Holdings, Inc. and Legend Sports, Inc.
                    c/o Muller & Lipson, P.A.
              9350 South Dixie Highway, Suite 1550
                    Miami, Florida   33156
                           (305) 670-6770
                           --------------

  (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                          November 3, 1998
                          ----------------
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the  acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

                                        AMENDMENT TO SCHEDULE 13D
CUSIP NO. 981595-10-1                   PAGE 2 OF 5 PAGES

1) Name of Reporting Person:  Gary D. Lipson, as Receiver of
                              LSI Holdings, Inc. and
                              Legend Sports, Inc.

   S.S. or I.R.S. Identification No. of Above Person: 64-0841345

2) Check the Appropriate Box if a Member of a Group (See
   Instructions):

     (a)[ ]          (b)[ ]

3) SEC Use Only

4) Source of Funds (See Instructions): OO

5) Check if Disclosure of Legal Proceeding is Required Pursuant
   to Items 2(d) or 2(e)    [ ]

6) Citizenship or Place of Organization: United States of America

  Number of          7)     Sole Voting Power:         1,350,000
  Shares
  Beneficially       8)     Shared Voting Power:       0
  Owned by
  Each               9)     Sole Dispositive Power:    1,350,000
  Reporting  Person
  With              10)     Shared Dispositive Power:  0

11) Aggregate Amount Beneficially Owned by Each Reporting
    Person:  1,350,000 shares

12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)  [ ]

13) Percent of Class Represented by Amount in Row (11):  7.78%

14) Type of Reporting Person (See Instructions):  OO

                                   AMENDMENT TO SCHEDULE 13D
CUSIP NO. 981595-10-1              PAGE 3 OF 5 PAGES


ITEM 1.     SECURITY AND ISSUER.

Securities acquired:  Common Stock

Issuer:               Worldwide Golf Resources, Inc.

Address of   251 Saulteaux Crescent     1850 East Flamingo Road
Issuer:      Winnipeg, Manitoba         Suite 111
             Canada R3J 3C7             Las Vegas, NV 89119


ITEM 2.     IDENTITY AND BACKGROUND.

Reporting Person:         Gary D. Lipson, as Receiver of LSI
                          Holdings, Inc. and Legend Sports, Inc.

Address:                  c/o Muller & Lipson, P.A.
                          9350 South Dixie Highway, Suite 1550
                          Miami, Florida   33156

Principal Business:       Receiver

Citizenship of Receiver:  United States of America

     During the last five years, Gary D. Lipson has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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                                   AMENDMENT TO SCHEDULE 13D
CUSIP NO. 981595-10-1              PAGE 4 OF 5 PAGES

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

      In January 1998, prior to the commencement of legal proceedings to establish a receivership for LSI Holdings, Inc. and Legend Sports, Inc., certain assets were transferred to a subsidiary of the Issuer in exchange for certain consideration, including without limitation 1,350,000 shares of Common Stock of the Issuer. No funds were borrowed by the Receiver to acquire shares of common stock of the Issuer.

ITEM 4.     PURPOSE OF THE TRANSACTION.

     Gary D. Lipson, as Receiver, has acquired the shares of Common Stock of the Issuer in connection with his assumption of the duties as Receiver of LSI Holdings, Inc. and Legend Sports, Inc. Gary D. Lipson, as Receiver, does not at present have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Gary D. Lipson, as Receiver, reserves the right from time to time to acquire additional shares of Common Stock of the Issuer, to dispose of shares of Common Stock of the Issuer, and to engage in any or all of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, Gary D. Lipson, as Receiver, holds 1,350,000 shares of Common Stock of the Issuer. Gary D. Lipson, as Receiver, believes that, based upon information contained in the Issuer s Registration Statement on Form S-8, filed with the Securities and Exchange Commission as of March 19, 1998, these shares represent approximately 7.78% of the aggregate number of issued and outstanding shares of Common Stock of the Issuer.
     (b) Gary D. Lipson, as Receiver, has the sole power to vote and to dispose of the shares of Common Stock of the Issuer beneficially owned by him in such capacity.
     (c) The Issuer caused a stock certificate representing 1,350,000 shares of Common Stock of the Issuer to be issued in the name of Gary D. Lipson, as Receiver, on or about May 18, 1998.
     (d)     Not Applicable.
     (e)     Not Applicable.

                                   AMENDMENT TO SCHEDULE 13D
CUSIP NO. 981595-10-01             PAGE 5 OF 5 PAGES


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
            ISSUER.

     On November 3, 1998, Gary D. Lipson, as Receiver, commenced a lawsuit styled Gary D. Lipson, as Receiver v. Shahsavar, et al., Case No. 98-1222-CV-18-B, United States District Court for the Middle District of Florida. In such suit, Gary D. Lipson, as Receiver, has made several claims against the Issuer, its directors and officers, and certain of its affiliates Such claims include claims for securities fraud, breach of contract, and negligent misrepresentation in connection with the transaction described in Item 3 above and fraudulent transfer of assets in connection with the proposed spinoff of a subsidiary corporation of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable.



     SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                            /s/ Gary D. Lipson, as Receiver
                                ------------------------------
                                Gary D. Lipson, as Receiver of
                                LSI Holdings, Inc. and Legend
                                Sports, Inc.

Date:     November 10, 1998